Filed pursuant to Rule 433
Registration No. 333-164339
March 16, 2010
LODGENET INTERACTIVE CORPORATION
Final Term Sheet
     In the event of an inconsistency between this Term Sheet and the prospectus supplement, dated March 17, 2010, you should rely on the information in this Term Sheet.

Issuer:	LodgeNet Interactive Corporation

Common Stock Symbol:	LNET

Title of Securities:	Common stock

Number of Shares Offered:	2,160,000

Price to Public:	$6.00

Underwriting Discount and Commissions Per Share:	$0.36

Estimated Net Proceeds to the Company (after Underwriting Discounts and Commissions and Offering Expenses):	$11.9 million

Trade Date:	March 17, 2010

Closing Date:	March 22, 2010

Common Stock Outstanding After the Offering*:	24,701,164

Over-allotment Option:	324,000

Underwriters:	Craig-Hallum Capital Group LLC

Use of Proceeds	The Company intends to use 50% of the net proceeds from the offering to accelerate deployment of its new high-definition interactive system into select hotels; the Company is required to apply 50% of the net proceeds against its Bank Credit Facility.

*	Based on the number of shares of Common Stock outstanding as of March 8, 2010 (excluding over-allotment shares).
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (612) 334-6300.